This submission is being made solely for the purpose of establishing a registration statement for Oak Elite Advisory Registered Index-Linked Variable Annuity, currently registered on Form S-1 as Registration No. 333-262702, under a new CIK for Midland National Life Insurance Company in contemplation of a future post-effective amendment to be filed pursuant to Rule 485(a), as directed by the SEC in Release No. 33-11294; 34-100450;IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”).

Any questions on this submission should be directed to Monika Sehic of Midland National Life Insurance Company, at 515-221-4772.